

July 26, 2023

Cheryl A. Wynne
Chief Financial Officer
Bsquare Corporation
1415 Western Ave, Suite 700
Seattle, WA 98101

>   **Re: Bsquare Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2022**
>   **Filed March 7, 2023**
>   **File No. 000-27687**

Dear Cheryl A. Wynne:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.
Critical Accounting Estimates
Revenue Recognition, page 15

1.   You disclose you exercise judgment in certain transactions when determining whether you should recognize revenue based on the gross amount billed to a customer (as a principal) or the net amount retained (as an agent). You disclose on page 16 that cost of revenue for the Partner Solutions segment consists primarily of embedded operating system software royalties payable to third-party vendors, net of rebate credits earned through Microsoft's distributor incentive. Please disclose here the factors you consider in exercising judgment in determining whether you are the principal or agent. Provide us your analysis of how you conclude revenue should be recognized on a gross basis and how your analysis complies with the guidance in FASB ASC 606-10-55-36 through 40.

Results of Operations, page 16

2. Please quantify each factor, circumstance, or event leading to each variance cited in your annual and interim period analyses. For example, in your discussion of Edge to Cloud revenue, you state the year-over-year decrease is due to the fact that the first quarter of 2021 included a significant amount of one-time revenue recognition that did not recur in 2022, and that your relationships with some smaller customers concluded and you have strategically shifted your focus to a small number of key customers and product development opportunities. However, you did not quantify the impact of any of these factors. Also consider this in regard to your SG&A and R&D expenses analysis. Refer to the guidance in the introductory paragraph of Item 303(b) of Regulation S-K and (b)(2)(i) therein, and section 501.04 of our Codification of Financial Reporting Policies.

3. To the extent you include a comparative discussion of quarter-over-quarter results of operations, please provide amounts for items discussed for each period. Consider a tabular presentation similar to that provided for your year-over-year discussion. Also, quantify each variance factor cited referencing the guidance noted in the comment above.

Liquidity and Capital Resources
Cash flows from operating activities, page 18

4. We note your recent history of negative cash flows from operations for annual and interim periods, including through the interim period ended March 31, 2023. Please identify clearly this condition, discuss the operational reasons for the condition if material, and explain how you intend to meet your cash requirements and maintain operations.
    Also, discuss whether this is a known trend and provide related disclosures following the guidance in Item 303 of Regulation S-K and Release Nos. 33-6835 and 33-8350. Further, note your disclosure should be a period to period comparative analysis, including between interim periods as guided by the last sentence of the introductory sentence of Item 303(c) of Regulation S-K.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services